UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bird Global, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

David O. Sacks

c/o Craft Ventures

855 Front Street

San Francisco, CA 94111

(310) 403-7373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 7 pages

1	Names of Reporting Persons Craft Ventures I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,321,832
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,321,832

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,321,832
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.6%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 2 of 7 pages

1	Names of Reporting Persons Craft Ventures I-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,370,728
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,370,728

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 3 of 7 pages

1	Names of Reporting Persons Craft Ventures I-B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 807,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 807,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 807,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 4 of 7 pages

1	Names of Reporting Persons Craft Ventures GP I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,500,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,500,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,500,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 5 of 7 pages

1	Names of Reporting Persons David O. Sacks
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,500,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,500,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,500,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 6 of 7 pages

Explanatory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 23, 2021, as amended, (the “Schedule 13D”) relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the percent of class was calculated based on 286,401,832 shares of Class A Common Stock of the Issuer outstanding as of March 6, 2023, based on information reported by the Issuer in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 16, 2023.

Craft I directly owns 7,321,832 shares of Class A Common Stock, which represents approximately 2.6% of the outstanding Class A Common Stock.

Craft I-A directly owns 1,370,728 shares of Class A Common Stock, which represents approximately 0.5% of the outstanding Class A Common Stock.

Craft I-B directly owns 807,504 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock.

Craft I GP, in its capacity as general partner of the Craft I Funds, may be deemed to beneficially own the 9,500,064 shares of Common Stock owned by the Craft I Funds, which represents approximately 3.3% of the outstanding Class A Common Stock.

David O. Sacks, in his capacity as a managing member of Craft I GP, may be deemed to beneficially own the 9,500,064 shares of Common Stock owned by the Craft I Funds, which represents approximately 3.3% of the outstanding Class A Common Stock.

(c)	Information concerning transactions in the shares of Class A Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

(d)	None.

(e)	As of March 24, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Class A Common Stock.

CUSIP No. 09077J107	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2023

Craft Ventures I, L.P.
By: Craft Ventures GP I, LLC, its general partner

By:	/s/ David O. Sacks
Name: David O. Sacks
Title: Managing Member

Craft Ventures I-A, L.P.
By: Craft Ventures GP I, LLC, its general partner

By:	/s/ David O. Sacks
Name: David O. Sacks
Title: Managing Member

Craft Ventures I-B, L.P.
By: Craft Ventures GP I, LLC, its general partner

By:	/s/ David O. Sacks
Name: David O. Sacks
Title: Managing Member

Craft Ventures GP I, LLC

By:	/s/ David O. Sacks
Name: David O. Sacks
Title: Managing Member

/s/ David O. Sacks
David O. Sacks

Annex I

Information With Respect to Transactions of Class A Common Stock during the Past 60 Days

Reporting Person Who Effected The Transaction	Date of Transaction	Number of Shares	Type of Security	Average Price Per Share	Where and How the Transaction was Effected
Craft I	03/20/2023	745,263	Class A Common Stock	$0.112	Open market sale on NYSE
Craft I-A	03/20/2023	139,522	Class A Common Stock	$0.112	Open market sale on NYSE
Craft I-B	03/20/2023	82,193	Class A Common Stock	$0.112	Open market sale on NYSE
Craft I	03/21/2023	1,263,506	Class A Common Stock	$0.1274	Open market sale on NYSE
Craft I-A	03/21/2023	236,542	Class A Common Stock	$0.1274	Open market sale on NYSE
Craft I-B	03/21/2023	139,350	Class A Common Stock	$0.1274	Open market sale on NYSE
Craft I	03/22/2023	751,801	Class A Common Stock	$0.1246	Open market sale on NYSE
Craft I-A	03/22/2023	140,745	Class A Common Stock	$0.1246	Open market sale on NYSE
Craft I-B	03/22/2023	82,914	Class A Common Stock	$0.1246	Open market sale on NYSE
Craft I	03/23/2023	2,774,940	Class A Common Stock	$0.1382	Open market sale on NYSE
Craft I-A	03/23/2023	519,500	Class A Common Stock	$0.1382	Open market sale on NYSE
Craft I-B	03/23/2023	306,040	Class A Common Stock	$0.1382	Open market sale on NYSE
Craft I	03/24/2023	7,912,186	Class A Common Stock	$0.164471	Open market sale on NYSE
Craft I-A	03/24/2023	1,481,249	Class A Common Stock	$0.164471	Open market sale on NYSE
Craft I-B	03/24/2023	872,614	Class A Common Stock	$0.164471	Open market sale on NYSE